UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41218

Zapata Computing Holdings Inc. † New York Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

100 Federal Street, Floor 20 Boston Massachusetts 02110 (844) 492-7282
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Class A Ordinary Shares, Public Warrants, Units

Common Stock, par value $0.0001 per share

Public warrants, each whole warrant exercisable for one share of Common Stock, each at an exercise price of $11.50 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	l7 CFR 240.12d2-2(a)(l)

☐	l7 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

†	Immediately prior to the filing of this Form 25, we consummated a business combination and changed our name from Andretti Acquisition Corp. to Zapata Computing Holdings Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Zapata Computing Holdings Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

3-28-2024	By	/s/ Christopher J. Savoie	Chief Executive Officer, President and Director
Date		Name	Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.